March 6, 2006

Dear Sirs:

Re:     Generex Biotechnology Corporation
     - Amendment to Feb 28 06 Warrant

We make reference to the common stock purchase warrant issued by Generex Biotechnology Corporation (the “Company”) to ______________________ on February 28, 2006 pursuant to which the Company granted to _______________ the entitlement to purchase up to 800,000 shares of the Company’s common stock at $1.25 per share (the “Warrant”).

The Initial Exercise Date (as that term is defined in the Warrant) of the Warrant is expressed therein as the 181st day after the date thereof. The Company hereby confirms that, in consideration of the immediate exercise by ____________of not less than 50% of the Warrant (400,000 shares for $500,000) (the “Partial Exercise”) and the delivery to the Company of a Notice of Exercise in respect thereof on or before the close of business on March 6, 2006, the Company has agreed to abridge the Initial Exercise Date insofar as it applied to the Partial Exercise and to honor the aforementioned Notice of Exercise.

In addition, the Company will grant to ___________ an additional common stock purchase warrant pursuant to which the Company will grant to ___________ the entitlement to purchase up to 200,000 shares of the Company’s common stock at $3.00 per share exercisable for a period of five years from and after September 6, 2006.

Yours truly,

Generex Biotechnology Corporation

Mark A. Fletcher
Executive Vice-President, General Counsel
maf:hs